Arboretum Great Hills
9600 Great Hills Trail
Austin, TX 78759
(949) 788-8900
(949) 788-8980 fax

February 15, 2012

Ryan Houseal, esq.,

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Facsimile: 703-813-6982

Re:	iVoiceIdeas, Inc.
Registration Statement on Form S-1 File No. 333-178471

Dear Ms. Jacobs and Mr. Houseal:

IVoiceIdeas, Inc., hereby requests that its February 10, 2012 request for acceleration be withdrawn.

In Sincerely:

iVoiceIdeas, Inc.

By: __//S// Maurice Stone,________

President